Exhibit 99.1

Bit Digital, Inc. Announces Upsized Customer Contract for Bit Digital AI

NEW YORK, Jan. 10, 2024 /PRNewswire/ — Bit Digital, Inc. (Nasdaq: BTBT) (“Bit Digital” or the “Company”), a sustainable platform for digital assets and artificial intelligence (“AI”) infrastructure headquartered in New York City, is pleased to announce that it has increased the scope of its contract with its first customer of its Bit Digital AI business line. Under the terms of the agreement, Bit Digital will supply the customer with computational power from an additional 512 GPUs for a period of three years. The total contract value with the customer for an aggregate of 2,048 GPUs is now worth more than $50 million of annualized revenue to Bit Digital.

To fulfill the contract, the Company has placed a purchase order for 64 servers manufactured by Super Micro Computer, Inc., an authorized Nvidia OEM, that are equipped with 512 Nvidia HGX H100 GPUs along with related equipment, which are expected to be delivered to the Company during January 2024. The servers will be deployed in Iceland at the datacenter where the Company’s existing AI servers are located. As of the date of this press release, 128 AI servers have been successfully installed at the datacenter in Iceland and are undergoing testing. The remaining servers are expected to arrive at the datacenter during January 2024.

To help finance the growth of Bit Digital AI, the Company has executed a sale-leaseback agreement with a third party. Under the agreement, Bit Digital has agreed to sell the third party 96 AI servers, representing 768 GPUs, and lease them back for a period of three years. The lease rate represents a percentage of the total contracted rate for those GPUs and the Company will also pass through pro-rated operational expenses for those units to the third party.

Sam Tabar, Bit Digital’s CEO, commented: “We are excited to accelerate the growth of Bit Digital AI. The first stage of our customer contract will commence shortly, and we look forward to helping our customer achieve the full scope of their AI vision. Our AI business is ramping at an opportune time given the upcoming bitcoin ‘halving’, and we believe these two businesses will be complementary and strengthen our overall financial profile long term.”

About Bit Digital

Bit Digital, Inc. is a sustainable platform for digital assets and artificial intelligence (“AI”) infrastructure headquartered in New York City. Our bitcoin mining operations are located in the US, Canada, and Iceland. The Company has also established a business line, Bit Digital AI, that offers infrastructure services for artificial intelligence applications. For additional information, please contact ir@bit-digital.com or visit our website at www.bit-digital.com.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described under “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the fiscal year ended December 31, 2022. If any material risk was to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. Future changes in the network-wide mining difficulty rate or bitcoin hash rate may also materially affect the future performance of Bit Digital’s production of bitcoin. Actual operating results will vary depending on many factors including network difficulty rate, total hash rate of the network, the operations of our facilities, the status of our miners, and other factors. See “Safe Harbor Statement” below.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects,” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.